UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               CompoSecure, Inc.
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                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   20459V105
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                                 (CUSIP Number)


                               September 30, 2024
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|X|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 20459V105                   13G                      Page 2 of 8 Pages


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     1.   Names of Reporting Persons.

          J. Carlo Cannell
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          USA
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                   5.   SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             2,109,659 shares of Class A Common Stock, 51,350
  BENEFICIALLY          warrants and 274,459 shares of Class A Common Stock
 OWNED BY EACH          issuable upon exchange of exchangeable notes
   REPORTING            (See Item 4)
  PERSON WITH      ------------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER

                        0
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        2,109,659 shares of Class A Common Stock, 51,350 warrants and 274,459 shares of Class A Common Stock issuable upon exchange of exchangeable notes
                        (See Item 4)
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,109,659 shares of Class A Common Stock, 51,350 warrants and
          274,459 shares of Class A Common Stock issuable upon exchange of exchangeable notes (See Item 4)
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          2.76%
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     12.  Type of Reporting Person (See Instructions)

          IN
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CUSIP No. 20459V105                   13G                      Page 3 of 8 Pages


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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Cannell Capital LLC
          94-3366999
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          Wyoming, USA
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                   5.   SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             2,109,659 shares of Class A Common Stock, 51,350
  BENEFICIALLY          warrants and 274,459 shares of Class A Common Stock
 OWNED BY EACH          issuable upon exchange of exchangeable notes
   REPORTING            (See Item 4)
  PERSON WITH      ------------------------------------------------------------
                   7.   SOLE DISPOSITIVE POWER

                        0
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        2,109,659 shares of Class A Common Stock, 51,350 warrants and 274,459 shares of Class A Common Stock issuable upon exchange of exchangeable notes
                        (See Item 4)
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,109,659 shares of Class A Common Stock, 51,350 warrants and
          274,459 shares of Class A Common Stock issuable upon exchange of exchangeable notes (See Item 4)
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          2.76%
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     12.  Type of Reporting Person (See Instructions)

          IA
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CUSIP No. 20459V105                   13G                      Page 4 of 8 Pages


Item 1.

     (a) Name of Issuer:
         CompoSecure, Inc.

     (b) Address of Issuer's Principal Executive Offices:
         309 Pierce St., Somerset, NJ 08873

Item 2.

     (a) Name of Person Filing:
         Cannell Capital LLC

     (b) Address of the Principal Office or, if none, residence:
         245 Meriwether Circle, Alta, WY 83414

     (c) Citizenship:
         Wyoming, USA

     (d) Title of Class of Securities:
         Common Stock

     (e) CUSIP Number:
         20459V105

Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) |X| An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

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CUSIP No. 20459V105                   13G                      Page 5 of 8 Pages

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


     (a) Amount beneficially owned: 2,109,659 shares of Class A Common Stock, 51,350 warrants and 274,459 shares of Class A Common Stock issuable upon exchange of exchangeable notes

     (b)  Percent of class:  2.76%

     (c)  Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:  0

            (ii) Shared power to vote or to direct the vote:  2,109,659 shares of Class A Common Stock, 51,350 warrants and 274,459 shares of Class A Common Stock issuable upon exchange of exchangeable notes

           (iii) Sole power to dispose or to direct the disposition
                 of:  0

            (iv) Shared power to dispose or to direct the disposition
                 of: 2,109,659 shares of Class A Common Stock, 51,350 warrants, and 274,459 shares of Class A Common Stock issuable upon exchange of exchangeable notes. Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(3)(1).

        The percentages set forth herein are calculated based upon 88,131,008 shares of Class A Common Stock reported to be outstanding as of November 6, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 8, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not Applicable.

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CUSIP No. 20459V105                   13G                      Page 6 of 8 Pages


Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

        Not Applicable

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CUSIP No. 20459V105                   13G                      Page 7 of 8 Pages



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    11/13/2024
                                    -------------------------------------------
                                    Date


                                    By: /s/ J. Carlo Cannell
                                    -------------------------------------------
                                    Name: J. Carlo Cannell


                                    Cannell Capital LLC

                                    By: /s/ J. Carlo Cannell
                                    -------------------------------------------
                                    Name: J. Carlo Cannell
                                    Title: Managing Member

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CUSIP No. 20459V105                   13G                      Page 8 of 8 Pages


                                   Exhibit A

              Agreement Regarding the Joint Filing of Schedule 13G


The undersigned hereby agree as follows:
        1) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them;
        2) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                    By: /s/ J. Carlo Cannell
                                    -------------------------------------------
                                    Name: J. Carlo Cannell


                                    Cannell Capital LLC

                                    By: /s/ J. Carlo Cannell
                                    -------------------------------------------
                                    Name: J. Carlo Cannell
                                    Title: Managing Member